[RICHARDSON & PATEL LETTERHEAD]

                                  March 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:   Russell Mancuso, Esq.
         Daniel F. Duchovny, Esq.

         RE:   COMPOSITE TECHNOLOGY CORPORATION
               REGISTRATION STATEMENT ON FORM S-3 (AMENDMENT NO. 1 TO FORM SB-2) FILE NO. 333-122280

Dear Messrs. Mancuso and Duchovny:

      On behalf of Composite Technology Corporation ("Composite") pursuant to the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR Composite's Registration Statement on Form S-3 (Amendment No. 1 to Form SB-2) ("Registration Statement") with exhibits thereto for the purpose of registering 25,268,761 shares of common stock on behalf of certain selling stockholders. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by Composite for five years. Enclosed herewith are three clean copies of Composite's Registration Statement, as transmitted for filing via EDGAR on the date hereof.

      Please direct any questions or comments regarding this filing to the undersigned or Kevin Leung of this office at 310-208-1182.

                                    Very truly yours,

                                    RICHARDSON & PATEL LLP


                                    /s/ Dorothy B. Vinski

                                    Dorothy B. Vinski

Enclosures

cc(w/o enc.):   Benton H Wilcoxon, Composite Technology Corporation
                Kevin Leung, Esq., Richardson & Patel